Exhibit 99.1

Lithium Americas Announces Results of 2020 Annual Meeting

May 8, 2020 - Vancouver, British Columbia: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce the results of its annual meeting of shareholders (the “Meeting”) held on May 7, 2020.

All of the following business items were approved at the Meeting by the requisite majority of shareholder votes cast at the meeting:

  setting the size of the Board of Directors at nine;

  electing each management-nominated director;

  appointing PricewaterhouseCoopers LLP as Lithium Americas’ auditor; and

  amending the Company’s equity incentive plan from a “rolling 10% plan” to a “fixed plan” whereby the number of common shares issued under the plan will not exceed 16% of the Company’s issued and outstanding common shares as of close of business on April 1, 2020 (the record date for the Meeting), as more particularly described in the information circular for the Meeting.

The nine directors of Lithium Americas elected at the Meeting are: Fabiana Chubs, Franco Mignacco, Gabriel Rubacha, George Ireland, John Kanellitsas, Jonathan Evans, Dr. Michael Fischer, Xiaoshen Wang and Yuan Gao. Votes for the directors were cast as follows:

Director	Votes For	Votes Withheld	Percent For	Percent Withheld
Fabiana Chubbs	48,344,163	313,874	99.35%	0.65%
Franco Mignacco	47,372,762	1,285,275	97.36%	2.64%
Gabriel Rubacha	47,378,855	1,279,182	97.37%	2.63%
George Ireland	48,067,018	591,019	98.79%	1.21%
John Kanellitsas	47,336,983	1,321,054	97.29%	2.71%
Jonathan Evans	47,387,240	1,270,797	97.39%	2.61%
Dr. Michael Fischer	47,191,911	1,466,126	96.99%	3.01%
Xiaoshen Wang	46,934,997	1,723,040	96.46%	3.54%
Dr. Yuan Gao	48,370,739	287,299	99.41%	0.59%

Amendments to the equity incentive plan were approved and received 96.54% votes in favour, and the remainder against.

About Lithium Americas:

Lithium Americas is developing the Caucharí-Olaroz lithium project (50%-owned) in Jujuy, Argentina and the Thacker Pass lithium project (100%-owned) in Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.
Investor Relations
Suite 300 – 900 West Hastings Street
Vancouver, BC, V6C 1E6
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com